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                             December 23, 2020

       Jay Johnson
       Chief Financial Officer
       LAMAR ADVERTISING CO/NEW
       5321 Corporate Blvd.
       Baton, Rouge, LA 70808

                                                        Re: LAMAR ADVERTISING
CO/NEW
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed February 20,
2020
                                                            File No. 001-36756

       Dear Mr. Johnson:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Item 8 Financial Statements
       (2) Revenue, page 58

   1. We note your disclosure that the majority of your advertising space contracts do not meet the definition of a
lease under ASC 842. Please provide us with a summary of the typical terms of your
advertising space contracts by source (i.e. billboard, logo and transit) and explain to us how you
determined these contracts do not meet the definition of a lease. In your response, please
tell us the amount of revenue for the year ended December 31, 2019 and quarterly period
ended September 30, 2020 for each source derived from contracts that do meet the
definition of a lease, and explain to us how these contracts differ from those contracts that
are not leases.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Jay Johnson
LAMAR ADVERTISING CO/NEW
December 23, 2020
Page 2

absence of action by the staff.

      You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Robert Telewicz,
Branch Chief, at 202-551-3438 with any questions.



                                                       Sincerely,
FirstName LastNameJay Johnson
                                                       Division of Corporation
Finance
Comapany NameLAMAR ADVERTISING CO/NEW
                                                       Office of Real Estate &
Construction
December 23, 2020 Page 2
cc:       Michelle Earley
FirstName LastName